Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2006

Mr. Arthur P. Bedrosian
President and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA  19136

> **Re:** **Lannett Company, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended**
> **September 30, 2005, December 31, 2005 and March 31, 2006**
> **File No. 1-31298**

Dear Mr. Bedrosian:

We have reviewed your July 20, 2006 response to our June 14, 2006 comment letter and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**General**

1.      Please file in EDGAR your cover letter faxed to us on July 14, 2006.

**Form 10-K for the year ended June 30, 2005**

Management's Discussion and Analysis

Critical Accounting Estimates, page 28

2.      We acknowledge your response to part a. of our previous comment one indicating that you have no additional current year charges to earnings related to prior

reserves other than the shortages identified in your latest Form 10-Q resulting from credits processed in the current year relating to prior year revenues being greater than the prior year reserve. Please revise the rollforwards of your revenue reserves in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to present the line item reserves charged to net sales as two separate line items. This would include one line item for the charge during the current period related to current fiscal year revenues and a second line item for additional reserves charged or credited (i.e. reversal) in the current period related to prior fiscal years' revenues. Please revise your disclosures to describe the facts and circumstances that caused the charge or credit in the second line item. As an example, please revise your proposed discussion of your underestimated rebate accrual to disclose the specific product(s) involved, the amount your estimate of volume differed from actual amounts, and any other specific reasons management underestimated volume.

3. We acknowledge your response to part c. of our previous comment one. We do not believe that the increase in third quarter combined chargebacks and rebates reserves is solely attributable to your new product sales. Although we acknowledge that your combined chargebacks and rebates rates on year-to-date bases have moved from 32.9% in the first quarter to 31.0% in the second quarter and 34.9% in the third quarter, the rates for each individual fiscal quarter appear to be 32.9%, 29.2% and 41.0% for the first, second and third quarter, respectively. On a gross dollar basis, your total chargebacks and rebates reserve charged to revenues for the third quarter was approximately $11.6 million, a $4.8 million increase over the $6.8 million charged in the second quarter. On page 30 of your March 31, 2006 Form 10-Q, you indicate that new product sales for the third quarter were only approximately $3.1 million. As your chargebacks and rebates reserves increased by an amount more then your total new product sales, please revise your proposed disclosure to address and quantify the other factors causing the increase in these reserves distinct from the increase in these reserves related to new product sales.

4. We acknowledge your response to our previous comment two, but do not believe that the comparison of your historical over/under accruals of reserves to total revenues demonstrates your ability to substantiate a determinable sales price under paragraph 6a of SFAS 48. In addition your comparison of these reserves to revenues over a two-year period does not appear to address the requirement to make reasonable and reliable estimates of sales prices each quarter. As a result, please demonstrate to us how you are able to reasonably and reliably determine your sales prices for your products. In your response, please provide to us an analysis on a quarterly basis since the beginning of fiscal 2004 of your over/under accruals of chargebacks, rebates and other promotional credits, the reasons for the over/under accruals, and the why these reasons do not prohibit revenue recognition under paragraph 6a of SFAS 48.

Financial Statements

Note 20: Quarterly Financial Information (Unaudited), page 91

5.      We do not understand how you could evaluate whether you were carrying excess Levothhyroxine Sodium tablet inventory with the analysis you provided in response to part b. of our previous comment five. Without an indication of current pull-through demand, either prescriptions filled or, at a minimum, wholesaler shipments to retailers, we do not understand how you concluded that you had no excess inventory prior to June 2005. Please revise the analysis you provided to include, at a minimum, the sell-through rates of your wholesalers as identified in your response to part d. of our previous comment five and explain in detail how you were able to conclude that excess inventory did not exist prior to June 2005. In your response, please tell us how many units you reserved in June 2005.

6.      We acknowledge your response to part c. of our previous comment five. We do not understand how the reversal of $2.0 million in inventory obsolescence reserves related to the ultimate sale of presumably $2.0 million in gross inventory is the sole cause of your increase in inventory. It appears that the inventory sold should have had an effective net carrying value of zero and the reversal of the related reserve would have no net impact on inventories. Please revise your proposed disclosure to clearly explain why your inventories increased.

**Form 10-Q for the quarter ended March 31, 2006**

Management's Discussion and Analysis

Results of Operations—Nine months ended March 31, 2006 compared with the nine months ended March 31, 2005, page 31

7.      We acknowledge your response to part b. of our previous comment six, but continue to believe that the a discussion of days sales outstanding, or DSO, calculated on a basis including gross receivables and gross revenues is necessary to balance the disclosure. We believe that disclosure of DSO solely on a basis that nets all revenue reserves in both the numerator and the denominator is not reasonable given, for example, that your net DSO at June 30, 2005 was zero even though you had receivables due you on that date. You identify perceived shortcomings with DSO reflecting gross receivables and gross revenues. We believe that reporting solely on a net DSO basis has shortcomings of its own including the netting of rebates due to third-parties against receivables due from wholesalers. Additionally, the processing of credits is an integral part of the collection function and would not be reflected by reporting on a net basis. We

believe that the existence of delays in the processing of credits may be material information to investors to evaluate the effectiveness of the collection function noting that any disputes with customers may typically be settled favorably if dealt with timely. We do not object to you discussing DSO on a net basis as long as the way you calculate it is transparent to investors, why management believes it is useful to investors and it is balanced with a discussion of your gross DSO. As previously requested, please revise your MD&A disclosures in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to discuss the apparent deteriorating trends in collections as well as the impact of credit processing on your liquidity and future operations.

As appropriate, please amend your Form 10-K for the year ended June 30, 2005 and your Forms 10-Q for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant